

Division of Corporation
Finance

July 14, 2010

Kenneth S. Barton
Chief Executive Officer
I-Web Media, Inc.
2629 Regent Road
Carlsbad, California 92010

> **Re:** **I-Web Media, Inc.**
> **Form 10-12G**
> **Filed June 17, 2010**
> **File No. 000-54012**

Dear Mr. Barton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law on August 16, 2010, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to August 16, 2010 to prevent it from becoming

effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

Item 1. Description of Business

General

2.   In Management's Discussion and Analysis, you disclose that you intend to implement the business plan described in your filing. However, your Business section disclosure does not provide meaningful information about how you intend to grow the business and overcome the stated obstacles you describe in your Competition and Risk Factors sections, nor have you provided sufficient detail regarding the kinds of services you intend to provide. For example, you indicate that you intend to provide "shopping cart solutions" without explaining what solutions and/or services are intended. Also, you briefly mention plans to engage in marketing activities, but do not appear to provide any specific information with respect to those marketing plans, including a discussion of why they are appropriate for your business. See Item 101 of Regulation S-K. Please revise the Business section to provide a more complete overview of the business model you plan to follow, identifying your specific business goals, and a description of what you have accomplished to date and what remains to be accomplished to develop a viable and sustainable business.

Our Services, page 2

3.   You state that you "currently offer to design and build initial websites for customers…." Please revise your disclosure here to clarify whether you currently have any customers and whether you have generated any revenues from the sale of your services. Ensure that your disclosure conveys consistently throughout your document the status of your business activities.

Employees, page 3

4.   You indicate that neither of your two officers nor your technology manager is a full time employee of the company and that all three individuals have other employment. Please revise your disclosure to discuss in this section the other projects and business activities that currently occupy their time and disclose here the amount of time, on average, they expect to devote to the company given their other responsibilities. We note your disclosure indicating that as of the date of filing the registration statement, each of the foregoing individuals was "devoting approximately three hours per week to the affairs of the company."

Corporate Information, page 4

5. Please revise your disclosure to provide more detail about AP Corporate Services, Inc.'s background, AP's Chapter 11 bankruptcy proceedings, the purpose of the establishment of I-Web Media, Inc. and any other entities formed pursuant to AP's plan of reorganization (including MedBook World, Inc. and the Journal of Radiology, Inc.), and the issuance of the 1,085,000 shares of common stock and 5,000,0000 warrants that were distributed to AP's general unsecured creditors, administrative creditors and shareholders. Please also disclose the relationship between AP and your officers and directors, including any positions previously held by Messrs. Barton or Turnbull in AP.

6. You indicate that AP's plan of reorganization provided for "the transfer to the [company] of any interest which AP and/or I-Web Media LLC had in the website development and internet marketing businesses." Please revise your disclosure to describe what, if any, assets and liabilities were transferred from AP and/or I-Web Media LLC to the company pursuant to the plan of reorganization.

Item IA. Risk Factors

General

7. Please revise the introductory statement that begins "Our business is subject to numerous risk factors…" to clarify that you have disclosed the material risks to the company.

"Our proposed plan of operation is speculative," page 4

8. You indicate that as of the date of filing you have not had any customers nor generated any revenues, yet your website appears to describe completed projects for three different customers. Please revise your disclosure to address this apparent inconsistency and tell us whether the company earned any revenues in connection with the services it provided to the entities listed on the portfolio page of your website (identified as Sapphire Green Earth, Creative Chefs, and Blatantly Loud). This comment also applies to Management's Discussion and Analysis.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 9

9.   We note your disclosure that management expects capital resources to be
        adequate for the "time being."   Please tell us how you considered disclosing
        whether or not capital resources are expected to be sufficient to fund your
        operations for at least the next 12 months. Refer to FRR 501.03(a) and SEC
        Release 33-8350. Additionally, please expand your disclosure to include a
        discussion of any timelines you have established with respect to implementing
        your business plan and the expenses you expect to incur within the next 12
        months. To the extent you are relying on funding from sources other than sales or
        revenues to begin operations, discuss any existing or potential sources of funding.
        Refer to Item 303(a)(1) of Regulation S-K.

Results of Operations, page 9

10.   Please tell us what consideration you gave to the requirements of Item
        303(a)(3)(ii) of Regulation S-K. In particular, we would expect to see discussion
        of the additional legal and accounting expenses you will incur on a recurring basis
        upon becoming a public company and the impact, if material, such expenses could
        have on your results of operations. This comment also applies to your Liquidity
        discussion.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 10

11.   Please state the specific date as of which the information in this section is
        provided. Note that the information should be provided as of the most recent
        practicable date. In addition, consider disclosing the beneficial ownership
        information of management and holders of five percent or more of your common
        stock in a combined table.

Item 5. Directors and Executive Officers

Resumes, page 11

12.   Please provide the complete disclosure required pursuant to Item 401(e)(1) and
        (2) of Regulation S-K. In particular, please disclose any other directorships or
        positions held by Messrs. Barton and Turnbull within the past five years. In this
        regard, we note that both Messrs. Barton and Turnbull appear to have served or

are currently serving as officers and directors of MedBook World, Inc. In view of the foregoing, please tell us whether Mr. Barton or Mr. Turnbull are or have recently been involved in the formation or principal ownership of any other public companies, or of any other companies seeking to go public, other than MedBook. In addition, please provide enhanced discussion of each director's specific skills and experience, including a qualitative analysis of why such person's particular expertise is appropriate given the company's business and structure.

13. It appears that Messrs. Barton and Turnbull are "promoters" of the company, as that term is defined in Rule 405 under the Securities Act of 1933. Please tell us whether you are required to provide information pursuant to Item 401(g)(1) of Regulation S-K.

Conflicts of Interest, page 11

14. You indicate that Mr. Johnson currently owns and operates a competing business, Apedemak Studios. You further indicate that "all business inquiries that come through [your] website (www.iwebgroup.biz) will be business opportunities belonging exclusively to the [company]," and that Mr. Johnson has agreed not to solicit business from or provide services to such opportunities in connection with his own business. Please revise your disclosure to clarify whether Mr. Johnson has agreed not to solicit any company business opportunities generally, or if such non-solicit covenant pertains solely to web-related inquiries. If any such agreement has been reduced to writing, please describe the terms of any such arrangement between Mr. Johnson and the company and file the agreement as an exhibit.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 12

15. You disclose in this section that the company sold 10,000,000 shares of common stock to Mr. Barton. Elsewhere in your registration statement, you disclose that the company sold 10,000 shares of common stock to Mr. Turnbull. Accordingly, please amend your registration statement to provide the disclosure required by Item 404(d)(1) of Regulation S-K. In particular, please discuss the material terms of the aforementioned transactions, including the amount of consideration paid by each of Messrs. Barton and Turnbull for their respective shares. Further, please provide us with your analysis as to whether any of the aforementioned transaction documents are required to be filed as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

16.   We note your disclosure that Mr. Barton "may be considered a promoter." Please affirmatively identify all promoters of the company and discuss all transactions involving such persons as required by Item 404(d)(2) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 12

17.   Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 16

18.   You refer multiple times to AP's plan of reorganization, its connection to the organization of your company and to the filing of the Form 10. We further note, as disclosed in Note 4 to the financial statements, that the court ordered the distribution of shares of common stock and warrants to purchase common stock in I-Web Media, Inc. to all unsecured creditors, administrative creditors, and shareholders of AP. Please provide us with a copy of AP's plan of reorganization. In addition, please provide us with your analysis as to how you determined that the plan of reorganization need not be filed pursuant to Item 601(b)(2) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments. Please submit your response no later than July 28, 2010 to provide us with adequate time to review your response. Please be advised that your Form 10 will become effective by operation of law pursuant to Section 12(g) of the Exchange Act 60 days after filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments, please contact Courtney Haseley, Attorney-Advisor, at (202) 551-3548. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile: (858) 459-1103
       Daniel C. Masters, Esq.